SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: September 28, 2022

List of materials

Documents attached hereto:

i) Press release: Announcement Regarding the Completion of Procedures for the Establishment of a Joint Venture with Honda Motor Co., Ltd. in the Mobility Field

September 28, 2022
Sony Group Corporation

Announcement Regarding the Completion of Procedures for the Establishment
of a Joint Venture with Honda Motor Co., Ltd. in the Mobility Field

Sony Group Corporation (“Sony”) today completed procedures for the establishment of Sony Honda Mobility Inc., a joint venture with Honda Motor Co., Ltd., as previously announced on June 16, 2022 in the notice entitled “Announcement Regarding the Signing of a Joint Venture Agreement with Honda Motor Co., Ltd. in the Mobility Field.”

Although this joint venture has become an affiliate of Sony accounted for using the equity method as a result of the completion of the procedures, it is not anticipated to have a material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2023.

New Company Overview
Company name	：	Sony Honda Mobility Inc.
Location	：	Tokyo, Japan
Capital	：	10 billion yen
Investment ratio	：	Sony Group Corporation 50%, Honda Motor Co., Ltd. 50%
Members of the board	：	Yasuhide Mizuno, Representative Director, Chairman and CEO
Izumi Kawanishi, Representative Director, President and COO
Shugo Yamaguchi, Director and Deputy President
Kojiro Okabe, Director and Executive Vice President
Manabu Ozawa, Director (Honda Motor Co., Ltd.)
Naoya Horii, Director (Sony Group Corporation)

End of document